FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Canadian National Railway Company

Table of Contents

Item

1.     2016 Update—CN Investor Fact Book

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 12, 2016	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel

2

Item 1

2016 Update Investor Fact Book BUILDING FOR THE FUTURE

Ticker symbols CNR Toronto Stock Exchange CNI New York Stock Exchange As used herein, the word “Company” or “CN” means, as the context requires, Canadian National Railway Company and/or its subsidiaries. Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The reader is advised to read all information provided in this document in conjunction with the Company’s audited annual and unaudited interim Consolidated Financial Statements and Notes thereto as well as Management’s Discussion and Analysis filed on SEDAR and EDGAR and posted on the Company’s website (www.cn.ca). This document contains forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by law. In the event that CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. For the most up-to-date information, please visit www.cn.ca/en/investors. A variety of informative documents is available, including annual reports, proxy statements, quarterly earnings, press releases, company presentations and weekly performance metrics. 2 0 1 6 C N I F B U P D AT E | 1

FINANCIAL & OPERATIONAL MEASURES

Financial measures	2011	2012	2013	2014	2015
Key financial performance indicators					
Total revenues *($ millions)*	9,028	9,920	10,575	12,134	**12,611**
Rail freight revenues *($ millions)*	8,450	9,306	9,951	11,455	**11,905**
Operating income *($ millions)*	3,296	3,685	3,873	4,624	**5,266**
Adjusted diluted earnings per share *($)* (1)	2.41	2.81	3.06	3.76	**4.44**
Free cash flow *($ millions)* (1)	1,746	1,661	1,623	2,220	**2,373**
Gross property additions *($ millions)*	1,712	1,825	2,017	2,297	**2,706**
Share repurchases *($ millions)*	1,420	1,400	1,400	1,505	**1,750**
Dividends per share *($)*	0.65	0.75	0.86	1.00	**1.25**
Financial position					
Total assets *($ millions)* (2)	25,945	26,579	29,988	31,687	**36,402**
Total liabilities *($ millions)* (2)	15,265	15,561	17,035	18,217	**21,452**
Shareholders' equity *($ millions)*	10,680	11,018	12,953	13,470	**14,950**
Financial ratios					
Operating ratio *(%)*	63.5	62.9	63.4	61.9	**58.2**
Adjusted debt-to-total capitalization ratio *(%)* (1) (2)	39.9	40.2	39.3	40.0	**42.5**
Adjusted debt-to-adjusted EBITDA multiple *(times)* (1) (2)	1.68	1.60	1.72	1.57	**1.71**

(1) A reconciliation and/or explanation of these non-GAAP measures is provided on pages 17 - 18.

(2) As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, prior year balances have been adjusted and the related financial ratios have been restated. See Note 2 - Recent accounting pronouncements to the Company's 2015 Annual Consolidated Financial Statements for additional information.

2016 CN IFB UPDATE | 2

FINANCIAL & OPERATIONAL MEASURES

Operational measures [1]	2011	2012	2013	2014	2015
Statistical operating data					
Gross ton miles (GTMs) *(billions)*	357.9	383.8	401.4	448.8	**442.1**
Revenue ton miles (RTMs) *(billions)*	187.8	201.5	210.1	232.1	**224.7**
Carloads *(thousands)*	4,873	5,059	5,190	5,625	**5,485**
Route miles *(includes Canada and the U.S.)*	20,000	20,100	20,000	19,600	**19,600**
Employees *(end of period)*	23,339	23,430	23,721	25,530	**23,172**
Employees *(average for the period)*	23,079	23,466	23,705	24,635	**24,575**
Key operating measures					
Rail freight revenue per RTM *(cents)*	4.50	4.62	4.74	4.93	**5.30**
Rail freight revenue per carload *($)*	1,734	1,839	1,917	2,036	**2,170**
GTMs per average number of employees *(thousands)*	15,509	16,354	16,933	18,217	**17,989**
Operating expenses per GTM *(cents)*	1.60	1.62	1.67	1.67	**1.66**
Labor and fringe benefits expense per GTM *(cents)*	0.51	0.51	0.54	0.52	**0.54**
Diesel fuel consumed *(US gallons in millions)*	367.7	388.7	403.7	440.5	**425.0**
Average fuel price *($/US gallon)*	3.39	3.47	3.55	3.72	**2.68**
GTMs per US gallon of fuel consumed	973	987	994	1,019	**1,040**
CN-owned rolling stock					
Diesel locomotives *(end of period)*	1,880	1,913	2,029	2,087	**2,180**
Freight cars *(end of period)*	67,796	68,006	67,103	68,432	**63,913**

(1) Statistical operating data, key operating measures and rolling stock information are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

2016 CN IFB UPDATE | 3

OPERATING METRICS

Car velocity
car miles per day


197 2011
205 2012
205 2013
199 2014
224 2015

Yard productivity
cars per yard switching hour


36 2011
38 2012
42 2013
44 2014
48 2015

Locomotive utilization
trailing GTMs per total horsepower


203 2011
204 2012
205 2013
212 2014
219 2015

Train productivity
GTMs per train mile


8,199 2011
8,324 2012
8,438 2013
8,625 2014
8,739 2015

AAR Terminal dwell time
total system hours


16.5 2011
15.6 2012
15.8 2013
16.9 2014
15.0 2015

AAR Train velocity
miles per hour


27.3 2011
27.2 2012
26.6 2013
25.7 2014
26.3 2015

AAR Terminal dwell time* – 2015
hours in major yards


15.0 CN
22.6 KCS
25.7 NS
25.8 CSX
29.3 UP

AAR Train velocity* – 2015
miles per hour


26.3 CN
26.5 KCS
25.4 UP
21.5 NS
20.5 CSX

* *CP omitted because its definition is not consistent with the AAR definition adopted by all other Class I railroads.*

2016 CN IFB UPDATE | 4

BUSINESS UNIT OVERVIEW

	Revenues *$ millions*			Carloads *thousands*		
	2015	**2014**	**Change**	**2015**	**2014**	**Change**
Petroleum & chemicals	2,442	2,354	4%	640	655	(2%)
Metals & minerals	1,437	1,484	(3%)	886	1,063	(17%)
Forest products	1,728	1,523	13%	441	433	2%
Coal	612	740	(17%)	438	519	(16%)
Grain & fertilizers	2,071	1,986	4%	607	640	(5%)
Intermodal	2,896	2,748	5%	2,232	2,086	7%
Automotive	719	620	16%	241	229	5%
Total rail freight	**11,905**	**11,455**	**4%**	**5,485**	**5,625**	**(2%)**
Other	706	679	4%			
Total	**12,611**	**12,134**	**4%**			

	RTMs *millions*			Rail freight revenue/RTM *cents*		
	2015	**2014**	**Change**	**2015**	**2014**	**Change**
Petroleum & chemicals	51,103	53,169	(4%)	4.78	4.43	8%
Metals & minerals	21,828	24,686	(12%)	6.58	6.01	9%
Forest products	30,097	29,070	4%	5.74	5.24	10%
Coal	15,956	21,147	(25%)	3.84	3.50	10%
Grain & fertilizers	50,001	51,326	(3%)	4.14	3.87	7%
Intermodal	52,144	49,581	5%	5.55	5.54	-
Automotive	3,581	3,159	13%	20.08	19.63	2%
Total rail freight	**224,710**	**232,138**	**(3%)**	**5.30**	**4.93**	**8%**

2016 CN IFB UPDATE | 5

A WELL-DIVERSIFIED FRANCHISE

Total revenues


$12,611M

2015 Diversified traffic portfolio
% of revenues

23	Intermodal
19	Petroleum & chemicals
16	Grain & fertilizers
14	Forest products
11	Metals & minerals
6	Automotive
5	Coal
6	Other revenues

Total rail freight revenues


$11,905M

2015 Geographic distribution
% of freight revenues

33	Transborder traffic
31	Overseas traffic
18	Canadian domestic traffic
18	U.S. domestic traffic

CN average length of haul
miles


618
2011
654
2012
681
2013
692
2014
727
2015

2015 Average length of haul
miles


Petroleum & chemicals 897
Metals & minerals 307
Forest products 810
Coal 317
Grain & fertilizers 831
Intermodal 1,822
Automotive 766
Average 727

2016 CN IFB UPDATE | 6

PETROLEUM & CHEMICALS


$2,442M

2015 Commodity breakdown
% of revenues

- 40 Chemicals and plastics
- 29 Refined petroleum products
- 25 Crude and condensate
- 6 Sulfur


Carloads
thousands
-2%*
560 594 611 655 640
2011 2012 2013 2014 2015


Crude carloads
-23%*
5,333 34,077 73,027 127,467 98,424
2011 2012 2013 2014 2015

METALS & MINERALS


$1,437M

2015 Commodity breakdown
% of revenues

- 29 Metals
- 28 Energy materials
- 27 Minerals
- 16 Iron ore


Carloads
thousands
-17%*
1,013 1,024 1,048 1,063 886
2011 2012 2013 2014 2015


Frac sand carloads
-14%*
32,583 41,423 57,502 88,914 76,630
2011 2012 2013 2014 2015

FOREST PRODUCTS


$1,728M

2015 Commodity breakdown
% of revenues

- 50 Pulp and paper
- 50 Lumber and panels


Carloads
thousands
2%*
443 445 446 433 441
2011 2012 2013 2014 2015

* 2015 vs 2014

2016 CN IFB UPDATE | 7

COAL


$612M

2015 Commodity breakdown
% of revenues

85 Coal
15 Petroleum coke


Carloads
thousands
-16%*
464 2011
435 2012
416 2013
519 2014
438 2015

2015 Coal shipment composition
% of CN coal revenues

24	Canadian-originating coal
16	Metallurgical coal (export)
8	Thermal coal (export)
76	U.S.-originating coal
45	Thermal coal (domestic)
31	Thermal coal (export)

GRAIN & FERTILIZERS


$2,071M

2015 Commodity breakdown
% of revenues

31 Oilseeds
27 Food grains
22 Feed grains
10 Potash
10 Fertilizers


Carloads
thousands
-5%*
592 2011
597 2012
572 2013
640 2014
607 2015

66%

GRAIN TRAFFIC ORIGINATING IN CANADA
% of 2015 CN grain revenues

73%

REGULATED CANADIAN GRAIN TRAFFIC
% of 2015 CN Canadian-originating grain revenues

INTERMODAL


$2,896M

2015 Market breakdown
% of revenues

64 International
36 Domestic


Carloads
thousands
7%*
1,584 2011
1,742 2012
1,875 2013
2,086 2014
2,232 2015

** 2015 vs 2014*

2016 CN IFB UPDATE | 8

AUTOMOTIVE



$719M

2015 Commodity breakdown
% of revenues

93 Finished vehicles
7 Auto parts

Carloads
thousands



5%*
217
2011
222
2012
222
2013
229
2014
241
2015

* 2015 vs 2014

REINVESTING IN THE BUSINESS

Capital expenditures
% of total (including capital leases)



2012
2013
2014
2015
2016
forecast
Track and roadway
Rolling stock
Information technology and systems
Other

Capital expenditures
$ in millions (including capital leases)



1,718
2010
1,712
2011
1,825
2012
2,017
2013
2,297
2014
2,706
2015
2,900
2016
forecast

2016 CN IFB UPDATE | 9

SHAREHOLDER VALUE

Adjusted diluted earnings per share (1)
in $



2.41	**2.81**	**3.06**	**3.76**	**4.44**
2011	2012	2013	2014	2015

Debt-to-total capitalization ratio (2)
in %



38.0	**38.4**	**37.6**	**38.3**	**41.1**
2011	2012	2013	2014	2015

Free cash flow (1)
$ in millions



1,746	**1,661**	**1,623**	**2,220**	**2,373**
2011	2012	2013	2014	2015

Weighted-average diluted shares outstanding
in millions



908.9	**875.4**	**846.1**	**823.5**	**805.1**
2011	2012	2013	2014	2015

Annual dividend payout history
$ per share



0.250	**0.325**	**0.420**	**0.460**	**0.505**	**0.540**	**0.650**	**0.750**	**0.860**	**1.000**	**1.250**	**1.500**
2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016 *planned*

(1) A reconciliation and/or explanation of these non-GAAP measures is provided on pages 17 - 18.

(2) As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, the prior year debt balances have been adjusted and the related financial ratios have been restated. See Note 2 - Recent accounting pronouncements to the Company's 2015 Annaul Consolidated Financial Statements for additional information.

2016 CN IFB UPDATE | 10

CANADIAN NATIONAL RAILWAY COMPANY

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME – UNAUDITED 2014 – 2015

	2014					2015				
$ millions, unless otherwise indicated	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Revenues	**2,693**	**3,116**	**3,118**	**3,207**	**12,134**	**3,098**	**3,125**	**3,222**	**3,166**	**12,611**
Operating expenses										
Labor and fringe benefits	587	560	580	592	2,319	668	542	588	608	2,406
Purchased services and material	388	390	378	442	1,598	457	434	401	437	1,729
Fuel	468	484	446	448	1,846	361	327	293	304	1,285
Depreciation and amortization	256	257	258	279	1,050	296	285	287	290	1,158
Equipment rents	77	84	83	85	329	94	83	93	103	373
Casualty and other	97	83	87	101	368	159	92	73	70	394
Total operating expenses	**1,873**	**1,858**	**1,832**	**1,947**	**7,510**	**2,035**	**1,763**	**1,735**	**1,812**	**7,345**
Operating income	**820**	**1,258**	**1,286**	**1,260**	**4,624**	**1,063**	**1,362**	**1,487**	**1,354**	**5,266**
Interest expense	(92)	(91)	(94)	(94)	(371)	(104)	(105)	(111)	(119)	(439)
Other income	94	2	(2)	13	107	4	16	11	16	47
Income before income taxes	**822**	**1,169**	**1,190**	**1,179**	**4,360**	**963**	**1,273**	**1,387**	**1,251**	**4,874**
Income tax expense	(199)	(322)	(337)	(335)	(1,193)	(259)	(387)	(380)	(310)	(1,336)
Net income	**623**	**847**	**853**	**844**	**3,167**	**704**	**886**	**1,007**	**941**	**3,538**
Operating ratio	**69.6%**	**59.6%**	**58.8%**	**60.7%**	**61.9%**	**65.7%**	**56.4%**	**53.8%**	**57.2%**	**58.2%**
Earnings per share *($)*										
Basic	0.75	1.03	1.04	1.04	3.86	0.87	1.10	1.26	1.19	4.42
Diluted	0.75	1.03	1.04	1.03	3.85	0.86	1.10	1.26	1.18	4.39
Weighted-average number of shares *(millions)*										
Basic	828.0	821.8	817.0	813.0	819.9	809.4	803.5	797.6	792.4	800.7
Diluted	831.3	825.3	820.9	816.9	823.5	814.3	808.0	801.9	796.3	805.1

2016 CN IFB UPDATE | 11

CANADIAN NATIONAL RAILWAY COMPANY

QUARTERLY CONSOLIDATED BALANCE SHEETS - UNAUDITED 2014 - 2015

$ millions	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2015 Q1	2015 Q2	2015 Q3	2015 Q4
Assets								
Current assets								
Cash and cash equivalents	198	127	176	52	178	86	537	153
Restricted cash and cash equivalents	471	468	467	463	473	462	523	523
Accounts receivable	899	925	939	928	924	910	938	878
Material and supplies	331	355	372	335	429	463	427	355
Other	198	88	77	215	216	162	186	244
Total current assets	**2,097**	**1,963**	**2,031**	**1,993**	**2,220**	**2,083**	**2,611**	**2,153**
Properties	26,643	26,478	27,410	28,514	29,857	30,053	31,686	32,624
Pension Asset	1,784	1,827	1,867	882	1,010	1,070	1,127	1,305
Intangible and other assets (1)	255	256	258	298	305	292	304	320
Total assets	**30,779**	**30,524**	**31,566**	**31,687**	**33,392**	**33,498**	**35,728**	**36,402**
Liabilities and shareholders' equity								
Current liabilities								
Accounts payable and other	1,547	1,601	1,718	1,657	1,738	1,596	1,757	1,556
Current portion of long-term debt	912	621	485	544	1,083	1,502	1,305	1,442
Total current liabilities	**2,459**	**2,222**	**2,203**	**2,201**	**2,821**	**3,098**	**3,062**	**2,998**
Deferred income taxes (1)	6,672	6,635	6,848	6,834	7,200	7,312	7,697	8,105
Other liabilities and deferred credits	757	776	893	704	678	662	676	644
Pension and other postretirement benefits	546	544	554	650	666	666	683	720
Long-term debt (1)	7,249	7,004	7,321	7,828	8,283	7,806	9,143	8,985
Shareholders' equity								
Common shares	3,773	3,752	3,740	3,718	3,706	3,687	3,671	3,705
Common shares in Share Trusts	-	-	-	-	-	(44)	(100)	(100)
Additional paid-in capital	221	223	225	439	452	461	470	475
Accumulated other comprehensive loss	(1,768)	(1,806)	(1,699)	(2,427)	(2,201)	(2,192)	(1,983)	(1,767)
Retained earnings	10,870	11,174	11,481	11,740	11,787	12,042	12,409	12,637
Total shareholders' equity	**13,096**	**13,343**	**13,747**	**13,470**	**13,744**	**13,954**	**14,467**	**14,950**
Total liabilites and shareholders' equity	**30,779**	**30,524**	**31,566**	**31,687**	**33,392**	**33,498**	**35,728**	**36,402**

(1) As a result of the retrospective adoption of new accounting standards in the fourth quarter of 2015, prior period balances have been adjusted. Debt issuance costs have been reclassified from assets to Long-term debt and the current deferred income tax asset was reclassified as noncurrent and netted against the related noncurrent deferred income tax liability. See Note 2 - Recent accounting pronouncements to the Company's 2015 Annual Consolidated Financial Statements for additional information.

2016 CN IFB UPDATE | 12

CANADIAN NATIONAL RAILWAY COMPANY

QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED 2014 - 2015

	2014					2015				
$ millions	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Operating activities										
Net income	623	847	853	844	3,167	704	886	1,007	941	3,538
Adjustments to reconcile net income to net cash provided by operating activities:										
Depreciation and amortization	256	257	258	279	1,050	296	285	287	290	1,158
Deferred income taxes	95	53	67	201	416	70	147	146	237	600
Gain on disposal of property	(80)	-	-	-	(80)	-	-	-	-	-
Changes in operating assets and liabilities:										
Accounts receivable	(52)	(47)	26	14	(59)	71	5	19	93	188
Material and supplies	(54)	(27)	(11)	41	(51)	(84)	(35)	46	77	4
Accounts payable and other	(47)	143	100	(196)	-	21	(91)	136	(348)	(282)
Other current assets	(13)	24	13	(19)	5	(17)	10	8	45	46
Pensions and other, net	(83)	23	22	(29)	(67)	(69)	(4)	3	(42)	(112)
Net cash provided by operating activities	**645**	**1,273**	**1,328**	**1,135**	**4,381**	**992**	**1,203**	**1,652**	**1,293**	**5,140**
Investing activities										
Property additions	(248)	(482)	(620)	(947)	(2,297)	(468)	(659)	(937)	(642)	(2,706)
Disposal of property	97	-	76	-	173	-	-	-	-	-
Change in restricted cash and cash equivalents	(23)	3	1	4	(15)	(10)	11	(61)	-	(60)
Other, net	-	(15)	(9)	(13)	(37)	(3)	(14)	(25)	(19)	(61)
Net cash used in investing activities	**(174)**	**(494)**	**(552)**	**(956)**	**(2,176)**	**(481)**	**(662)**	**(1,023)**	**(661)**	**(2,827)**

2016 CN IFB UPDATE | 13

CANADIAN NATIONAL RAILWAY COMPANY QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED 2014 – 2015 CONTINUED 2014 2015 $ millions Q1 Q2 Q3 Q4 Year Q1 Q2 Q3 Q4 Year Financing activities Issuance of debt 347 - - 675 1,022 - - 841 - 841 Repayment of debt (456) (117) (222) (27) (822) (47) (9) (60) (636) (752) Net issuance (repayment) of commercial paper 189 (180) 64 (350) (277) 310 69 (234) 306 451 Common shares issued for stock options exercised, excess tax benefits, and other 7 6 11 6 30 10 3 6 56 75 Repurchase of common shares (365) (347) (383) (410) (1,505) (410) (402) (432) (498) (1,742) Purchase of common shares by Share Trusts - - - - - - (44) (56) - (100) Dividends paid (206) (206) (204) (202) (818) (252) (250) (248) (246) (996) Net cash used in financing activities (484) (844) (734) (308) (2,370) (389) (633) (183) (1,018) (2,223) Effect of foreign exchange fluctuations on US dollar-denominated cash and cash equivalents (3) (6) 7 5 3 4 - 5 2 11 Net increase (decrease) in cash and cash equivalents (16) (71) 49 (124) (162) 126 (92) 451 (384) 101 Cash and cash equivalents, beginning of period 214 198 127 176 214 52 178 86 537 52 Cash and cash equivalents, end of period 198 127 176 52 52 178 86 537 153 153 Supplemental cash flow information Net cash receipts from customers and other 2,672 3,060 3,213 3,084 12,029 3,212 3,083 3,227 3,192 12,714 Net cash payments for: Employee services, suppliers and other expenses (1,684) (1,512) (1,561) (1,576) (6,333) (1,800) (1,564) (1,286) (1,582) (6,232) Interest (105) (105) (87) (112) (409) (91) (111) (97) (133) (432) Personal injury and other claims (13) (11) (14) (19) (57) (15) (13) (16) (15) (59) Pensions (93) (7) (6) (21) (127) (86) (6) (9) (25) (126) Income taxes (132) (152) (217) (221) (722) (228) (186) (167) (144) (725) Net cash provided by operating activities 645 1,273 1,328 1,135 4,381 992 1,203 1,652 1,293 5,140 2016 CN IFB UPDATE | 14

CANADIAN NATIONAL RAILWAY COMPANY

QUARTERLY FINANCIAL & STATISTICAL DATA – UNAUDITED 2014 – 2015

	2014					2015				
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Revenues *($ millions)*										
Petroleum and chemicals	568	564	594	628	2,354	643	586	609	604	2,442
Metals and minerals	308	370	388	418	1,484	377	351	377	332	1,437
Forest products	339	393	393	398	1,523	418	424	441	445	1,728
Coal	182	201	185	172	740	159	148	161	144	612
Grain and fertilizers	431	526	469	560	1,986	535	489	479	568	2,071
Intermodal	621	716	731	680	2,748	689	728	764	715	2,896
Automotive	129	172	160	159	620	159	201	180	179	719
Total rail freight revenues	**2,578**	**2,942**	**2,920**	**3,015**	**11,455**	**2,980**	**2,927**	**3,011**	**2,987**	**11,905**
Other revenues	115	174	198	192	679	118	198	211	179	706
Total revenues	**2,693**	**3,116**	**3,118**	**3,207**	**12,134**	**3,098**	**3,125**	**3,222**	**3,166**	**12,611**
Statistical operating data										
Gross ton miles (GTMs) *(millions)*	101,476	116,243	115,348	115,698	448,765	111,390	110,709	109,740	110,245	442,084
Revenue ton miles (RTMs) *(millions)*	53,334	60,081	58,946	59,777	232,138	57,129	55,713	55,334	56,534	224,710
Carloads *(thousands)*	1,239	1,463	1,475	1,448	5,625	1,353	1,414	1,393	1,325	5,485
Route miles *(includes Canada and the U.S.)*	19,800	19,800	19,600	19,600	19,600	19,600	19,500	19,600	19,600	19,600
Employees *(end of period)*	23,992	24,875	25,032	25,530	25,530	25,486	24,761	23,929	23,172	23,172
Employees *(average for the period)*	23,756	24,565	24,915	25,304	24,635	25,235	25,177	24,305	25,583	24,575

Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

2016 CN IFB UPDATE | 15

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY FINANCIAL & STATISTICAL DATA – UNAUDITED 2014 – 2015
CONTINUED

	2014					2015				
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
Key operating measures										
Rail freight revenue per RTM *(cents)*	4.83	4.90	4.95	5.04	4.93	5.22	5.25	5.44	5.28	5.30
Rail freight revenue per carload *($)*	2,081	2,011	1,980	2,082	2,036	2,203	2,070	2,162	2,254	2,170
GTMs per average number of employees *(thousands)*	4,272	4,732	4,630	4,572	18,217	4,414	4,397	4,515	4,675	17,989
Operating expenses per GTM *(cents)*	1.85	1.60	1.59	1.68	1.67	1.83	1.59	1.58	1.64	1.66
Labor and fringe benefits expense per GTM *(cents)*	0.58	0.48	0.50	0.51	0.52	0.60	0.49	0.54	0.55	0.54
Diesel fuel consumed *(US gallons in millions)*	106.9	112.3	108.1	113.2	440.5	114.3	106.0	98.8	105.9	425.0
Average fuel price *($/US gallon)*	3.95	3.84	3.62	3.48	3.72	2.84	2.73	2.58	2.54	2.68
GTMs per US gallon of fuel consumed	949	1,035	1,067	1,022	1,019	975	1,044	1,111	1,041	1,040
Safety indicators (1)										
Injury frequency rate *(per 200,000 person hours)*	2.09	1.47	2.15	1.55	1.81	1.64	1.46	1.90	1.55	1.63
Accident rate *(per million train miles)*	2.39	2.42	3.24	2.83	2.73	2.47	2.49	1.79	1.48	2.06

Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(1) Based on Federal Railroad Administration (FRA) reporting criteria.

2016 CN IFB UPDATE | 16

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - UNAUDITED 2011 - 2015

The Company makes reference to non-GAAP measures in this document that do not have any standardized meaning prescribed by U.S. GAAP and, therefore, may not be comparable to similar measures presented by other companies.

Adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring.

$ millions, except per share data *Year ended December 31,*	2011	2012	2013	2014	2015
Net income as reported	2,457	2,680	2,612	3,167	3,538
Adjustments:					
Other income	(348)	(281)	(69)	(80)	-
Income tax expense	85	57	39	8	42
Adjusted net income	**2,194**	**2,456**	**2,582**	**3,095**	**3,580**
Basic earnings per share as reported	2.72	3.08	3.10	3.86	4.42
Impact of adjustments, per share	(0.29)	(0.26)	(0.03)	(0.09)	0.05
Adjusted basic earnings per share	**2.43**	**2.82**	**3.07**	**3.77**	**4.47**
Diluted earnings per share as reported	2.70	3.06	3.09	3.85	4.39
Impact of adjustments, per share	(0.29)	(0.25)	(0.03)	(0.09)	0.05
Adjusted diluted earnings per share	**2.41**	**2.81**	**3.06**	**3.76**	**4.44**

For the year ended December 31, 2011, the Company reported adjusted net income of $2,194 million, or $2.41 per diluted share. The adjusted figures for the year ended December 31, 2011 exclude a gain on disposal of a segment of the Kingston subdivision, together with the rail fixtures and certain passenger agreements, of $288 million, or $254 million after-tax ($0.28 per diluted share); and a gain on disposal of substantially all of the assets of IC RailMarine Terminal Company of $60 million, or $38 million after-tax ($0.04 per diluted share). The adjusted figures also exclude a net deferred income tax expense of $40 million ($0.04 per diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions; and an income tax recovery of $11 million ($0.01 per diluted share) relating to certain fuel costs attributed to various wholly owned subsidiaries in prior periods.

For the year ended December 31, 2012, the Company reported adjusted net income of $2,456 million, or $2.81 per diluted share. The adjusted figures for the year ended December 31, 2012 exclude a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions, together with the rail fixtures and certain passenger agreements, of $281 million, or $252 million after-tax ($0.29 per basic share or $0.28 per diluted share); and a net income tax expense of $28 million ($0.03 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment.

For the year ended December 31, 2013, the Company reported adjusted net income of $2,582 million, or $3.06 per diluted share. The adjusted figures for the year ended December 31, 2013 exclude a gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines, of $29 million, or $18 million after-tax ($0.02 per diluted share) and a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements, of $40 million, or $36 million after-tax ($0.04 per diluted share). The adjusted figures also exclude a $24 million ($0.03 per diluted share) income tax expense from the enactment of higher provincial corporate income tax rates.

For the year ended December 31, 2014, the Company reported adjusted net income of $3,095 million, or $3.76 per diluted share. The adjusted figures for the year ended December 31, 2014 exclude a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures, of $80 million, or $72 million after-tax ($0.09 per diluted share).

For the year ended December 31, 2015, the Company reported adjusted net income of $3,580 million, or $4.44 per diluted share. The adjusted figures for the year ended December 31, 2015 exclude a deferred income tax expense of $42 million ($0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate.

2016 CN IFB UPDATE | 17

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES – UNAUDITED 2011 – 2015
CONTINUED

Free cash flow

Management believes that free cash flow is a useful measure of performance as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any.

$ millions *Year ended December 31,*	2011	2012	2013	2014	2015
Net cash provided by operating activities	2,976	3,060	3,548	4,381	5,140
Net cash used in investing activities	(1,729)	(1,421)	(1,852)	(2,176)	(2,827)
Net cash provided before financing activities	**1,247**	**1,639**	**1,696**	**2,205**	**2,313**
Adjustment:					
Change in restricted cash and cash equivalents	499	22	(73)	15	60
Free cash flow	**1,746**	**1,661**	**1,623**	**2,220**	**2,373**

Credit measures

Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is another useful credit measure because it reflects the Company's ability to service its debt. The Company excludes Other income in the calculation of EBITDA.

Adjusted debt-to-total capitalization ratio

in % *December 31,*	2011	2012	2013	2014	2015
Debt-to-total capitalization ratio [(1)(2)]	38.0	38.4	37.6	38.3	41.1
Add: Impact of present value of operating lease commitments [(3)]	1.9	1.8	1.7	1.7	1.4
Adjusted debt-to-total capitalization ratio	**39.9**	**40.2**	**39.3**	**40.0**	**42.5**

Adjusted debt-to-adjusted EBITDA multiple

$ millions, unless otherwise indicated *Twelve months ended December 31,*	2011	2012	2013	2014	2015
Debt [(2)]	6,541	6,863	7,802	8,372	10,427
Add: Present value of operating lease commitments [(3)]	542	559	570	607	607
Adjusted debt	**7,083**	**7,422**	**8,372**	**8,979**	**11,034**
Operating income	3,296	3,685	3,873	4,624	5,266
Add: Depreciation and amortization	884	924	980	1,050	1,158
EBITDA (excluding Other income)	4,180	4,609	4,853	5,674	6,424
Add: Deemed interest on operating leases	30	29	28	28	29
Adjusted EBITDA	4,210	4,638	4,881	5,702	6,453
Adjusted debt-to-adjusted EBITDA multiple *(times)*	**1.68**	**1.60**	**1.72**	**1.57**	**1.71**

(1) Debt-to-total capitalization is calculated as total Long-term debt plus Current portion of long-term debt, divided by the sum of total debt plus Total shareholders' equity.

(2) As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, the prior year debt balances have been adjusted and the related financial ratios have been restated. See Note 2 - Recent accounting pronouncements to the Company's 2015 Annual Consolidated Financial Statements for additional information.

(3) The operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

2016 CN IFB UPDATE | 18

INVESTOR FACT BOOK 2016 Update INVESTOR RELATIONS Sam Forgione Vice-President, Investor Relations Telephone: 514-399-0052 Paul Butcher Manager, Investor Relations Telephone: 514-399-4654 Email: investor.relations@cn.ca MAILING ADDRESS CN Investor Relations 935 de La Gauchetière St. W. Floor 16 Montreal, QC H3B 2M9 www.cn.ca/en/investors Stay connected with CN: facebook.com/CNrail linkedin.com/company/cn twitter.com/CN_Comm MARCH 2016